August 7, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
Response dated April 12, 2023
Response dated June 9, 2023
Response dated July 12, 2023
File No. 000-00121
Dear Beverly Singleton and Andrew Blume:
We are writing in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission, dated June 12, 2023 (“the June 12 Letter”), to Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses. This letter, together with the Company’s earlier response dated July 12, 2023, constitutes the Company’s complete response to the June 12 Letter.

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Form 10-K for the Fiscal Year Ended October 1, 2022
Notes to Consolidated Financial Statements

Note 16: Segment Information, page 68,

1.We have reviewed your response to comment 1 and have the following comments:

•Explain how the proposed revisions to your operating segments impacted your assessments of the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

Response:
As a result of the errors in our segment footnote disclosures discussed in our second and third response letters to the Staff, the Company considered the impact of the revisions to our operating segments on our internal control over financial reporting (“ICFR”) and disclosure controls and procedures.
While there were no material financial statement misstatements as a result of the operating segment and reportable segment disclosure errors, the Company concluded that the improper identification of operating and reportable segments could result in omitted disclosures within the segment reporting footnote disclosures that could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis. Accordingly, the Company concluded that it has a material weakness in its internal control over financial reporting and therefore that its disclosure controls and procedures were not effective at a reasonable assurance level.
Specifically, the material weakness is a result of a design gap in the existing review of the segment reporting process, which failed to: (a) identify all of the key metrics used by the CODM to evaluate performance and allocate resources; (b) assess in totality the level of information provided to and utilized by the CODM to evaluate performance and allocate resources; and (c) appropriately analyze every factor pertinent to whether operating segments share quantitative economic similarities that are required for aggregation under ASC 280.
We concluded that this material weakness existed as of October 1, 2022. Based on the existence of this material weakness, which has not been remediated, we determined that our internal control over financial reporting and therefore our disclosure controls and procedures were not effective at the reasonable assurance level as of October 1, 2022, December 31, 2022, April 1, 2023, and July 1, 2023.
Disclosure of the Error and Material Weakness
The Company plans to promptly file a Form 10-K/A on August 8, 2023 to amend its Annual Report on Form 10-K for the fiscal year ended October 1, 2022 as filed on November 17, 2022 (the “Original Form 10-K”) to: (i) amend Part II, Item 8 “Financial Statements and Supplementary Data” to reissue the Report of Independent Registered Public Accounting Firm as it pertains to PricewaterhouseCoopers LLP’s opinion on the effectiveness of the Company’s internal control over financial reporting as of October 1, 2022; and (ii) amend and restate Part II, Item 9A “Controls and Procedures” of the Original Form 10-K to reflect management’s conclusion that the Company’s ICFR and disclosure controls and procedures were not effective as of October 1, 2022 due to the material weakness in ICFR, and to describe the Company’s remediation plan for addressing the material weakness.
The Company will also revise its notes to the consolidated financial statements to correct the presentation of its segment-related disclosures and will additionally: (i) amend Part II, Item 7 “Management's Discussion and Analysis of Financial Condition and Results of Operations” to revise the segment-related information within the “Results of Operations”; and (ii) revise segment-related information in Note 4: Goodwill and Intangible Assets and Note 16: Segment Information.
Additionally, the Company will disclose in its upcoming Form 10-Q for the fiscal period ended July 1, 2023, that its disclosure controls and procedures were not effective as of October 1, 2022, December 31, 2022, April 1, 2023 and July 1, 2023. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. However, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, notwithstanding the identified material weakness in our ICFR, the financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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If you have any questions relating to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lester Wong

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.